Erin Jaskot

Office of Trade and Services

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

February 22, 2023

Re:	OneDoor Studios Entertainment Properties LLC
Offering Statement on Form 1-A Post-Qualification Amendment No.4
File No. 024-11836

Dear Ms. Jaskot:

On behalf of OneDoor Studios Entertainment Properties LLC (the “Company”), I hereby request qualification of the above-referenced Post-Qualification Amendment No. 4 to the Offering Statement on Form 1-A at 4:00pm, Eastern Time, on Monday, February 27, 2023, or as soon thereafter as is practicable.

Sincerely,

/s/ Jason Brents

Name:	Jason Brents
Title:	Manager of OneDoor Studios LLC, the Manager of the Company

CC: Nico Albantiann, Securities and Exchange Commission